UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 18, 2015

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS RESTRUCTURING PUBLIC DEBT ON 13 AND 14-SERIES BONDS

Moscow, Russia – September 18, 2015 – Mechel OAO (MICEX: MTLR, NYSE: MTL), one
of the leading Russian mining and metals companies, announces the decisions made at the general meetings of 13 and 14-series bondholders regarding changes to the current repayment schedule and the interest rate for the future periods.

The bondholders have approved by absentee ballot the new restructuring parameters for the 13th and 14th series bonds (state number 4-13-55005-E dated
10.08.2010 and state number 4-14-55005-E dated 10.08.2010 respectively). Of those participating, 82 % of holders of the 13th series and  79 % of holders of the 14th series voted in favor of the offered conditions.

According to the restructuring conditions, the bonds’ nominal value will be partly repaid during four years at the dates set for the end of 13-19 coupon periods. The interest rate will be calculated as a simple average between the
Bank of Russia’s key rate plus 4% and the fixed coupon for each year.

10% of the bonds will be bought back as part of the offer on September 28, 2015.
Another 10% will be bought back by the issuer as part of the offer within a year
– 5% on March 1 and 5% on August 30, 2016.

VTB Capital AO acted as the company’s agent for the bonds’ restructuring.

Legal firm LECAP advised the company as a legal consultant, while Legal Capital
Investor Services will run the restructuring as an approved bondholders’
representative.

More details on Mechel OAO’s bond restructuring conditions are available at the company’s website:
http://www.mechel.ru/shareholders/disclosure/mechel/.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs 67,000 people.
Its products are marketed in Europe, Asia, North and South America, Africa.
Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: September 18, 2015	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO